SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                          Kennedy-Wilson Holdings, Inc.
                (previously known as Prospect Acquisition Corp.)
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    74347T103
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Marc Simmons
                        c/o Del Mar Asset Management, LP
                                711 Fifth Avenue
                               New York, NY 10022

                                 (212) 328-7140
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 6, 2009
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 13 Pages)

--------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347T103                 13D                    Page 2 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Del Mar Master Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                    OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    Warrants to purchase 458,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.44%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 3 of 13 Pages

--------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

            Del Mar Asset Management, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                    OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    Warrants to purchase 458,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.44%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            IA
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 4 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Del Mar Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                    OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    Warrants to purchase 458,000 shares of Common Stock
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.44%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            OO
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                    Page 5 of 13 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            David Freelove
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                    (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
                    OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    Warrants to purchase 458,000 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 458,000 shares of Common Stock
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.44%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

CUSIP No. 74347T103                 13D                   Page 6 of 13 Pages

This statement on Schedule 13D relates to shares of Common Stock (as defined below) of the Company (as defined below) and constitutes both an initial filing and an "exit" filing by the Reporting Persons (as defined below).


Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Kennedy-Wilson Holdings, Inc. (previously known as Prospect Acquisition Corp.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, California 34109.


Item 2.     Identity and Background.

     (a) This statement is filed by:

                  (i) Del Mar Master Fund, Ltd. (the "Master Fund") with respect to the 1,367,990 shares of Common Stock directly beneficially owned by it on November 6, 2009 (the "Shares");

                  (ii) Del Mar Asset Management, LP ("DMAM"), which serves as the investment manager of the Master Fund with respect to the Shares;

                  (iii) Del Mar Management, LLC (the "GP"), which serves as the general partner of DMAM with respect to the Shares; and

                  (iv) Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP with respect to the Shares.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Master Fund is:

c/o Walkers SPV
83 Mary St Walker House
Georgetown, Grand Cayman KY1-9002
Cayman Islands

The address of the principal business and principal office of each of the other Reporting Persons is:

711 Fifth Avenue
New York, N.Y. 10022

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent

CUSIP No. 74347T103                 13D                   Page 7 of 13 Pages


jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Master Fund is a Cayman exempted company. DMAM is Delaware limited partnership. The GP is the Delaware limited liability company is a Delaware limited partnership. Mr. Freelove is a citizen of the United States.

      Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.     Source and Amount of Funds and Other Consideration.

         The Shares purchased by the Master Fund were acquired with investment capital in open market transactions at an aggregate cost (including commissions) of approximately $12,876,160.

Item 4.     Purpose of the Transaction.

         The Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

         The Company was organized for the purpose of acquiring, through a merger, capital stock, exchange, asset acquisition or other similar business combination, an operating business (a "Business Combination"). The Company consummated an initial public offering in November 2007 in connection with which it raised gross proceeds of approximately $250 million, a significant portion of which was placed in a trust account pending the consummation of a Business Combination on or prior to November 20, 2009. Pursuant to certain provisions in the Company's certificate of incorporation, as amended, a holder of Common Stock of the Company issued in the Company's initial public offering may, if it votes against the Business Combination, demand that the Company redeem its Common Stock into cash (the "Redemption Rights"). A Business Combination will not be consummated if the holders of more than 30% of the Common Stock vote against the Business Combination and request Redemption Rights. The Company has distributed on October 29, 2009 a proxy statement for a vote of its stockholders on a proposed Business Combination (the "Proposed Business Combination").

          On November 6, 2009, the Master Fund entered into an Option Agreement (the "Option Agreement") which is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit 10.5 to Amendment No. 2 to the Schedule 13D filed by the Broad Beach Reporting Persons (as defined below) on November 9,
2009) with Broad Beach Partners, LLC, a California limited liability company ("Broad Beach"). Pursuant to the terms of the Option Agreement, the Master Fund granted to Broad Beach an option to purchase from the Master Fund the Shares of Master Fund reported herein. On November 12, 2009, the Option Agreement was terminated.

CUSIP No. 74347T103                 13D                   Page 8 of 13 Pages


         The summary of the Option Agreement is not complete, and is qualified in its entirety by reference to the full text of the agreement, which is referenced as Exhibit 1 to this Schedule 13D (which incorporates by reference
Exhibit 10.5 to Amendment No. 2 to the Schedule 13D filed by the Broad Beach Reporting Persons on November 9, 2009).

          As of November 12, 2009, the date of the termination of the Option Agreement, there ceased to be any basis for any assertion that the Reporting Persons may be deemed to be a "group" with Broad Beach and certain of its affiliates (the "Broad Beach Reporting Persons") within the meaning of Section 13(d) of the Act (although at all times the Reporting Persons do not believe that they were part of a group with the Broad Beach Reporting Persons and expressly disclaim membership in any "group" with the Broad Beach Reporting Persons.

            On November 12, 2009, the Master Fund entered into a Stock Purchase Agreement with the Company, which is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 10.3 to the Current Report filed on Form 8-K by the Company on November 13, 2009) (the "Stock Purchase Agreement"), pursuant to which (i) the Company agreed to buy the Shares from the Master Fund at a fixed price of $9.95 per Share on the date the Company's trust account is liquidated after the Business Combination is consummated and (ii) the Master Fund agreed not to exercise its Redemption Right and not to acquire any Common Stock, warrants or other securities of the Company or effect any derivative transactions with respect thereto. The summary of the Stock Purchase Agreement is not complete, and is qualified in its entirety by reference to the full text of the agreement, which is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 10.3 to the Current Report filed on Form 8-K by the Company on November 13, 2009).

            On November 13, 2009 , the Company completed a Business Combination. As a result, in accordance with the terms of the Stock Purchase Agreement, the Reporting Persons ceased to have any beneficial ownership of the Shares as of no later than such date. The closing of the sale of the Shares pursuant to the Stock Purchase Agreement will occur on the date the Company's trust account is liquidated.

            Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


 Item 5.     Interest in Securities of the Issuer.

      A. Del Mar Master Fund, Ltd.

               (a) As of November 6, 2009, the Master Fund may have been deemed the beneficial owner of the 1,367,990 shares of Common Stock directly beneficially owned by the Master Fund. As of the date hereof, the Master Fund beneficially owns 458,000 shares of Common Stock underlying warrants.

                    Percentage: Approximately 4.38% as of November 6, 2009. As of the date hereof, 1.44%. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 31,250,000 shares of Common Stock, which reflects the number of shares of Common Stock outstanding, as of October 30, 2009, as reported in the Company's Quarterly Report for the quarterly period ended September 30, 2009 filed on Form 10-Q on November 6, 2009.

               (b)  1. Sole power to vote or direct vote: 0

CUSIP No. 74347T103                 13D                   Page 9 of 13 Pages

                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) The Master Fund did not effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) As set forth above in Item 4, as of November 12, 2009, there ceased to be any basis to assert that any of the Reporting Persons were beneficial owners of more than 5% of Common Stock.

      B. Del Mar Asset Management, LP

               (a) As of November 6, 2009, DMAM, as the investment manager of the Master Fund, may have been deemed the beneficial owner of the 1,367,990 shares of Common Stock directly beneficially owned by the Master Fund. As of the date hereof, DMAM beneficially owns 458,000 shares of Common Stock underlying warrants.

                    Percentage: Approximately 4.38% as of November 6, 2009. As of the date hereof, 1.44%.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) DMAM did not effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) As set forth above in Item 4, as of November 12, 2009, there ceased to be any basis to assert that any of the Reporting Persons were beneficial owners of more than 5% of Common Stock.

      C. Del Mar Management, LLC

               (a) As of November 6, 2009, the GP, as the general partner of DMAM, may have been deemed the beneficial owner of the 1,367,990 shares of Common Stock directly beneficially owned by the Master Fund. As of the date hereof, the GP beneficially owns 458,000 shares of Common Stock underlying warrants.

                    Percentage: Approximately 4.38% as of November 6, 2009. As of the date hereof, 1.44%.

               (b)  1. Sole power to vote or direct vote: 0

CUSIP No. 74347T103                 13D                   Page 10 of 13 Pages

                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) The GP did not effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) As set forth above in Item 4, as of November 12, 2009, there ceased to be any basis to assert that any of the Reporting Persons were beneficial owners of more than 5% of Common Stock.

      D. Mr. David Freelove

               (a) As of November 6, 2009, Mr. Freelove, as the managing member of the GP, may have been deemed the beneficial owner of the 1,367,990 shares of Common Stock directly beneficially owned by the Master Fund. As of the date hereof, Mr. Freelove benefically owns 458,000 shares of Common Stock underlying warrants.

                    Percentage: Approximately 4.38% as of November 6, 2009. As of the date hereof, 1.44%.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) Mr. Freelove did not effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) As set forth above in Item 4, as of November 12, 2009, there ceased to be any basis to assert that any of the Reporting Persons were beneficial owners of more than 5% of Common Stock.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            As set forth in Item 4 above, on November 12, 2009, the Master Fund entered into the Stock Purchase Agreement.

            In addition, the The Master Fund holds Warrants to purchase 458,000 shares of Common Stock. The Form of Warrant, referenced as Exhibit 2 to this
Schedule 13D (which incorporates by reference Exhibit 4.3 to Amendment No. 1 to the registration statement filed by the Company on Form S-1/A on September 10,
2007), were issued pursuant to that certain Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent, which is attached as Exhibit 4.4 to Amendment No. 1 to the registration statement filed by the Company on Form S-1/A on September 10, 2007. The Warrants became exercisable upon the completion by the Company of a Business Combination and expire on November 14, 2012. The Warrants have an exercise price of $7.50 per share.

CUSIP No. 74347T103                 13D                   Page 11 of 13 Pages


            Other than (i) the aforementioned Warrants, (ii) the aforementioned Warrant Agreement, (iii) the Stock Purchase Agreement, (iv) the Option Agreement (which was terminated on November 12, 2009 as set forth in Item 4 above), which is incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Schedule 13D filed by the Broad Beach Reporting Persons on November 9, 2009 and for which the Broad Beach Reporting Persons are requesting Confidential Treatment with respect to certain portions thereof, and (v) the Joint Filing Agreement attached as Exhibit 3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

         Exhibit 1: Option Agreement dated November 6, 2009 by and among the parties named on the signature pages thereto (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Schedule 13D filed by the Broad Beach Reporting Persons on November 9, 2009).

         Exhibit 2: Form of Warrant (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the registration statement filed by the Company on Form S-1/A on September 10, 2007).

         Exhibit 3: Stock Purchase Agreement, dated as of November 12, 2009, by and between the Master Fund and the Company (incorporated by reference to Exhibit 10.3 to the Current Report filed on Form 8-K by the Company on November 13, 2009).

         Exhibit 4: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 74347T103                 13D                   Page 12 of 13 Pages




                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 16, 2009

                                  /s/ David Freelove
                                  -------------------------------------
                                  David Freelove, (a) individually; (b) as
                                  managing member of Del Mar Management, LLC,
                                  for itself and as the general partner of Del
                                  Mar Asset Management, LP, for itself and as
                                  the investment manager of Del Mar Master
                                  Fund, Ltd.

CUSIP No. 74347T103                 13D                   Page 13 of 13 Pages


                                   Schedule A

           DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.



DEL MAR MASTER FUND, LTD.


   Name             Position     Address                  Principal Occupation       Citizenship/Place of
                                                                                      Organization

David Freelove      Executive    711 Fifth Ave            Chief Executive                  U.S.A.
                    Officer      New York, NY 10022       Officer of Del Mar
                                                          Asset Management, LP

Marc Simons         Director     711 Fifth Ave            Chief Operating                  U.S.A.
                                 New York, NY 10022       Officer of Del Mar
                                                          Asset Management, LP

Michelle            Director     Walker House,            Vice-President of             Cayman Islands
Wilson-Clarke                    PO Box 908 GT,           Mary Walkers SPV Limited
                                 Street, George
                                 Town, Grand Cayman,
                                 Cayman Islands

Scott Lennon        Director     Walker House, PO         Senior                        Cayman Islands
                                 Box 908 GT, Mary         Vice-President of
                                 Street, George Walkers   SPV Limited
                                 Town, Grand Cayman,
                                 Cayman Islands




DEL MAR MANAGEMENT, LLC

David Freelove serves as the managing member of the GP. His business address is 711 Fifth Ave New York, NY 10022. His principal occupation is serving as Chief Executive Officer of Del Mar Asset Management, LP. Mr. Freelove is a citizen of the United States.

                                    EXHIBIT 4

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  November 16, 2009

                                  /s/ David Freelove
                                  -------------------------------------
                                  David Freelove, (a) individually; (b) as
                                  managing member of Del Mar Management, LLC,
                                  for itself and as the general partner of Del
                                  Mar Asset Management, LP, for itself and as
                                  the investment manager of Del Mar Master
                                  Fund, Ltd.